# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Golden Coast Mead, Inc.
4089 Oceanside Blvd. Suite H
Oceanside, CA 92056
goldencoastmead.com

Up to $1,069,997.50 in Common Stock at $2.75
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** Golden Coast Mead, Inc.
**Address:** 4089 Oceanside Blvd. Suite H, Oceanside, CA 92056
**State of Incorporation:** DE
**Date Incorporated:** April 06, 2021

## Terms:

Equity

**Offering Minimum:** $9,999.00 | 3,636 shares of Common Stock
**Offering Maximum:** $1,069,997.50 | 389,090 shares of Common Stock
**Type of Security Offered:** Common Stock
**Purchase Price of Security Offered:** $2.75
**Minimum Investment Amount (per investor):** $222.75

<u>Voting Rights of Securities Sold in this Offering</u>

**Voting Proxy.** Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Investment Incentives and Bonuses*</u>

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Time-Based:</u>

**Friends and Family Early Birds**

Invest within the first 48 hours and receive additional 20% Bonus Shares.

**Super Early Bird Bonus**

Invest within the first week and receive additional 15% Bonus Shares.

**Early Bird Bonus**

Invest within the first two weeks and receive an additional 10% Bonus Shares.

Amount-Based:

**$250+ |Drinks on the House!**

$25 drink credit online and in the tasting room + Access to special promos.

**$500+ | Golden Coast Mead Owners' Bonus**

$50 drink credit online and in the tasting room + Bespoke Business Owner Bee Pendant + Access to special promos.

**$1000+ | Colony Member + 10% off for life!**

2% bonus shares + 10% off tasting room for life + Invite to Grand Opening + 2 Golden Coast Chalices + Access to special promos.

**$2,500+ | Hive Society Member**

5% bonus shares + Invite to Farm to Table Dinner + 15% off tasting room for life + Invite to Grand Opening + 2 Golden Coast Chalices + Access to special promos.

**$5,000+ | Apiary Member**

10% bonus shares + Invite to Farm to Table Dinner + 15% off tasting room for life + Invite to Grand Opening + 2 Golden Coast Chalices + Access to special promos.

**$10,000+ | Beekeeper**

Custom mead party for 20 people at your location in Southern, CA or our location + 15% Bonus Shares + Invite to Farm to Table Dinner + 15% off tasting room for life + Invite to Grand Opening + 2 Golden Coast Chalices + Access to special promos. Cost of mead and staffing not to exceed $1,000.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Golden Coast Mead, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.75 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $275. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## The Company and its Business

*Company Overview*

Golden Coast Mead, Inc. is a community and employee-owned Meadery, the first located in Southern California, in the beautiful city of Oceanside and San Diego County. We serve our community and nationwide consumers with creative modern meads and Hard Honey Seltzers using hand selected regenerative honeys and ingredients. This means working closely with beekeepers, land caretakers, and farmers from around the globe to find ingredients that allow us to innovate to our heart's content while creating flavors that are authentically anchored hyperlocally to billions of consumers.

Golden Coast Mead has sold its retail products in over 55 retail accounts in Southern California. These products include Made Mead Sweet Hard Honey Seltzer, Made Mead Dry Hard Honey Seltzer, Made Mead Sour Hard Honey Seltzer, Sour Orange Blossom, California Oak, Savage Bois, Something Something Sour, Wildflower Sour, Wildflower Sweet, and Wildflower Dry. Golden Coast Mead also sells hundreds of other specialty bottled and canned meads from our very own "Golden Coast Mead Oceanside Tasting Room." These specialty brews include all of the above plus Tyr's Battle Elixir, Fafnir's Bane, Fafnir's Heart, Spring Break, Blood Orange Break, Grapefruit Break, Ruby Red Ghost Pepper, Cacao Tangerine Dream, Mission Fig-possible, Fig Tickler, Dark & Rambutan, and more.

We originally formed the company as "Golden Coast Mead, LLC," a California limited liability company, and later converted into a Delaware corporation. After our team expanded, we took an in-depth look at the market and became more community and employee owned. We created a sub-brand for our canned meads and Hard Honey Seltzers, Made Mead.

*Competitors and Industry*

Currently, Golden Coast Mead's focus is on its Made Mead Hard Honey Seltzer products as it is approximately scheduled to be 60% of the company's overall packaged sales. We have chosen to focus on competitors in the hard seltzer industry as it relates to our core business. Competitors include Whiteclaw, Truly, AB InBev, MolsonCoors, and other craft hard seltzers.

According to an S&P Global Sales Market Intelligence report, sales of hard seltzer have been trending upward in the last year, with an explosive 2019 that saw sales growth of over 220%, with a forecast reaching USD $4.7 Billion in sales by 2022. The U.S alone saw 82.5 million cases of hard seltzers sold (Source: IWSR).

To provide more context, the overall mead market was valued at USD $408Million in 2018. The market is estimated to expand further at a Compound Annual Growth Rate of 10.41% from 2019 to 2025, surpass $800 million. That makes the North America Mead Market the fastest CAGR over the forecast period on account of increasing product demand from countries, such as the U.S. and Canada.

To our knowledge there are not any current competitors focused on mead-based seltzer products. There are direct competitors of similar size in the mead spaces (Meridian Hive, Charm City Meadworks, and B.Nektar). There are also direct competitors in the seltzer spaces of similar size and development (Decoy Premium Seltzer, Grey Duck Hard Seltzer, Lunar Hard Seltzer).

*Current Stage and Roadmap*

**Current Stage**

Golden Coast Mead currently brew and package all of our products at our facility in San Diego County, in the city of Oceanside, CA. This is our original production and tasting room facility that has expanded & grown to have the capacity to produce over 2,400BBLS per year. Our goals are driven by creating a greater demand for hyperlocal sourced regenerative ingredients which will, in turn, propel the growth and circulation of the regenerative organic agriculture and land care economy. By using our business as a force for good, Golden Coast Mead will continue to push our products to new regions while purchasing more and more responsibly regeneratively collected ingredients.

Golden Coast Mead has over 15+ Meads and Hard Honey Seltzers in rotation at our Oceanside Tasting Room depending on fruits and botanicals that are in season. We follow the natural calendar for these fruits and have filled our product stack with Core, Seasonal, Experimental, and Exclusive Reserve flavors. We also have learned after 10 years in business to meet customers where they are at, thus having packaged products at $5, $12, $15, $18, $25, $30, $35, $40, and $45+ price points. Our unique Hard Honey Seltzers have allowed us to penetrate the lower price points profitably, as honey is the most expensive ingredient to ferment alcohol from. This unique sales proposition as gained the attraction of local distributors that we are currently signing contracts with to remove any lid on our self-distribution capabilities.

In 2020, Golden Coast Mead has seen the impact to our Tasting Room and thus the benefit to focus on building out our packaged product lines. With consumer habits weighing heavily on retail spending rather than on-premise bars and restaurants, especially in the State of California, we have preparation around 4 different package types: 4pack 12oz cans, 6pack 12oz cans, 375ml Bottles, and 750ml bottles. We recently upgraded our production facility to support increased efficiencies in canning and bottling.

Future Roadmap

With this fundraise, we can answer the urgent cries from our nationwide consumer base to bring our Hard Honey Seltzers and more to market and new regions. To start, our planned milestones are for 2021 are to move our production from a commerical manufacturing center, to a two acre-Mead-Estate. This will provide for what we are referring to as a 'Pollinator-Picnic-Park'. Picture and imagine your favorite winery-estate visits, yet with regenerative demonstration gardens and hives, instead of rows and rows of monoculture grapes. With sales, we are also planning to expand our license to sell outside of the State of California, into the next 5-top alcohol sales states: New York, Florida, Texas, and Illinois.

## The Team

### Officers and Directors

**Name:** Frank Golbeck

Frank Golbeck's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  **Dates of Service:** January 01, 2021 - Present
  **Responsibilities:** Business Development, Fundraising, Compliance. $52,000 Compensation.

- **Position:** Director
  **Dates of Service:** October 24, 2010 - Present
  **Responsibilities:** Chairman of the Board of Directors

Other business experience in the past three years:

- **Employer:** Golden Coast Mead
  **Title:** Chief Executive Officer
  **Dates of Service:** January 01, 2020 - December 31, 2020
  **Responsibilities:** Led the company's vision, operations and strategy.

**Name:** Praveen Ramineni

Praveen Ramineni's current primary role is with Portrait. Praveen Ramineni currently services .5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  **Dates of Service:** October 24, 2010 - Present
  **Responsibilities:** Representing shareholders as a director on the Board. $0 Compensation.

Other business experience in the past three years:

- **Employer:** Portrait
  **Title:** CEO
  **Dates of Service:** January 01, 2017 - Present
  **Responsibilities:** Leads company's vision, operations and strategy

**Name:** Felipe Witchger

Felipe Witchger's current primary role is with Community Purchasing Alliance. Felipe Witchger currently services .5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  **Dates of Service:** April 01, 2017 - Present
  **Responsibilities:** Representing Shareholders as a director on the board. $0 Compensation.

Other business experience in the past three years:

- **Employer:** Community Purchasing Alliance
  **Title:** Founder and Executive Director
  **Dates of Service:** May 01, 2013 - Present
  **Responsibilities:** Felipe helps actualize organizer-entrepreneurs for new economic praxis. He facilitates collaboration between community institutions for shared operations, facilities management, sustainability, and more equitable community wealth building. By developing leaders and allies, Felipe believes marginalized communities can build the power they need to change institutions, systems, and our culture.

**Name:** Andrew Maffey

Andrew Maffey's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  **Dates of Service:** January 01, 2021 - Present

**Responsibilities:** Leads the company's vision, operations and strategy. Currently, Andrew receives the following salary compensation for his role annually : $52,000 + 10% bonus, he also has additional bonus incentives relating to revenue, profit and performance of the Company.

Other business experience in the past three years:

- **Employer:** Golden Coast Mead
  **Title:** Chief Operating Officer
  **Dates of Service:** March 09, 2020 - December 31, 2020
  **Responsibilities:** Facility, Personnel, and Production Management

Other business experience in the past three years:

- **Employer:** Boochcraft
  **Title:** Director of Business Development and Operations
  **Dates of Service:** March 01, 2019 - February 28, 2020
  **Responsibilities:** Business Development, Fundraising, Compliance

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

*Uncertain Risk*
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

***Our business projections are only projections***

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that the Company will operate at a level that allows the Company to make a profit and still attract business.

*Any valuation at this stage is difficult to assess*
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

*Your investment could be illiquid for a long time*
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the alcoholic beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

*We may not have enough capital as needed and may be required to raise more capital.*
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

*Terms of subsequent financings may adversely impact your investment*
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to

be more favorable than the terms of your investment, and possibly a lower purchase price per share.

*Management Discretion as to Use of Proceeds*
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

*Projections: Forward Looking Information*
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

*Some of our products are still in prototype phase and might never be operational products*
It is possible that there may never be an operational product beyond the current offerings of the Company or that the additional product may never be used to engage in transactions. It is possible that the failure to release the additional products is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

*Minority Holder; Securities with Voting Rights*
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

*You are trusting that management will make the best decision for the company*
You are trusting in management and proxy discretion. You are buying securities as a minority holder, and therefore must trust the management, and the proxy vote holder, of the Company to make good business decisions that grow your investment.

*This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.*
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors

whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

*Our new product could fail to achieve the sales projections we expected*
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

*We face significant market competition*
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed products. It should further be assumed that competition will intensify.

*We are competing against other recreational activities*
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

*Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective*
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

*The cost of enforcing our trademarks and copyrights could prevent us from enforcing* *them*

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

*The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business*

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

*Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time*

Our ability to sell product is dependent on the outside government regulation such as the TTB (Tax and Trade Bureau) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

*We are a startup company and have never recorded an annual profit.*

Company was formed on 10/25/2010. Our current and proposed operations are subject to all business risks associated with startup enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

## Ownership and Capital Structure; Rights of the Securities

### Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Frank Golbeck | 765,325 | Common Stock | 30.09 |
| Praveen Ramineni | 546,533 | Common Stock | 21.49 |

## The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 389,090 of Common Stock.

***Common Stock***

The amount of security authorized is 3,500,000 with a total of 2,543,684 outstanding.

*Voting Rights*

Each holder of Common Stock is entitled to one (1) vote for each share of Common Stock held, notice of any shareholders' meeting in accordance with the Bylaws and the right to vote upon such matters and in such manner as may be provided by law.

*Material Rights*

### Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

## What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $20,000.00
  **Number of Securities Sold:** 45,252
  **Use of proceeds:** C-Corp Transition and Financial Review
  **Date:** February 08, 2021
  **Offering exemption relied upon:** 506(c)

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $10,000.00
  **Number of Securities Sold:** 22,167
  **Use of proceeds:** Tax Burden Relief
  **Date:** April 07, 2020
  **Offering exemption relied upon:** Section 4(a)(2)

# Financial Condition and Results of Operations

## Financial Condition

*You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.*

## Results of Operations

**Circumstances which led to the performance of financial statements:**

**Year ended December 31, 2020 compared to year ended December 31, 2019**

**Revenue**

Revenue for fiscal year 2020 was $222,163, about flat compared to fiscal year 2019 revenue of $278,453. As a result of more focus on our retail bottle sales, our bottle and can sales were up 20% year over year, yet offset by a more than 50% decline in higher-margin tasting room sales. We believe that the decline in sales resulted from the global COVID-19 pandemic and us having a single indoor tasting room for retail sales. With a more concentrated focus on a distribution sales strategy in Southern California, we believe that this the most important market for us to demonstrate success with the Hard Seltzer product category, so we spent the vast majority of our marketing and sales efforts in 2020 to the detriment of our tasting room sales.

### Cost of sales

Cost of sales in 2020 was $36,756, a decrease of approximately $17,111, from costs of $53,867 in fiscal year 2019. The reduction was largely due to the committed efforts of increased higher-margin direct-to-consumer online sales, efficiency gains in production go-to-market strategy, and a reduction in event costs.

### Gross margins

2020 gross profit was $185,407, a decrease of $39,179 from 2019 gross profit, $224,586. However Gross margins as a percentage of revenues increased from 80% in 2019 to 83% in 2020. This improved performance was caused by an increase in higher-margin direct-to-consumer sales and a decrease in event costs.

### Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, research and development expenses. Expenses in 2020 were $230,470, a decrease of $130,366 from 2019 expenses of $360,836. The Company hired 4 employees in 2020, two in sales, and two in operations. The expense savings was due to the efficiency gains from the new employees implementing seasoned beverage operations experience.

### Historical results and cash flows:

Over the past 2 years, the operations and expenses of running a tasting room were the most cash flow intensive.

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $7,245 and $638 of cash on hand, respectively.

The cash needed previously was generated by selling equity and it will continue to do so in the near future.

Cash flows are not representative of what investors should expect in the future, as we have developed a market capitlizing product type and hired seasoned beverage operations managers.

## Liquidity and Capital Resources

### What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has a line of credit with Bank of America, for a total amount available of $15,000.00. This line of credit currently has an outstanding balance of $8,000.00.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

Factoring in our financial resources, the funds of this campaign are not critical to our company operations, yet they are critical for expansive growth.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

Factoring in our financial resources and sales, the funds of this campaign are not going to simply be used towards the viability of the company. We have laid out 20% to go towards servicing our current expenses, and the remaining to our expansive growth plans.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

We intend to exted the viability of the company several years, even if we raise just our minimum, by reducing costs, including our rent expenses drastically.

**How long will you be able to operate the company if you raise your maximum funding goal?**

We will be able to operate the company for 10+ years if we raise our maximum funding goal.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

Future capital raises are contemplated as well as generating growth capital from profits.

## Indebtedness

- **Creditor:** SBA
  **Amount Owed:** $109,100.00
  **Interest Rate:** 3.0%
  **Maturity Date:** May 31, 2050

- **Creditor:** Slow Money
  **Amount Owed:** $77,011.00
  **Interest Rate:** 3.0%

- **Creditor:** Bill Matchett
  **Amount Owed:** $3,504.00
  **Interest Rate:** 0.0%

- **Creditor:** Christine Irven
  **Amount Owed:** $890.00
  **Interest Rate:** 0.0%

- **Creditor:** Christopher Lindstrom
  **Amount Owed:** $2,956.00
  **Interest Rate:** 0.0%

- **Creditor:** Christopher Welch
  **Amount Owed:** $3,184.00
  **Interest Rate:** 0.0%

- **Creditor:** Colin Welch
  **Amount Owed:** $4,641.00
  **Interest Rate:** 0.0%

- **Creditor:** Frank Golbeck
  **Amount Owed:** $53,910.00
  **Interest Rate:** 0.0%

- **Creditor:** James Colangelo
  **Amount Owed:** $1,540.00
  **Interest Rate:** 0.0%

- **Creditor:** James Dawson
  **Amount Owed:** $48,481.00
  **Interest Rate:** 0.0%

- **Creditor:** Jamie Phillips
  **Amount Owed:** $10,132.00
  **Interest Rate:** 0.0%

- **Creditor:** Lynn Rivers
  **Amount Owed:** $6,071.00
  **Interest Rate:** 0.0%

- **Creditor:** Martin Kappner
  **Amount Owed:** $890.00

**Interest Rate:** 0.0%

- **Creditor:** Mary Abad
  **Amount Owed:** $3,995.00
  **Interest Rate:** 0.0%

- **Creditor:** Tina Brower
  **Amount Owed:** $4,280.00
  **Interest Rate:** 0.0%

- **Creditor:** William Lawson
  **Amount Owed:** $1,575.00
  **Interest Rate:** 0.0%

## Related Party Transactions

## Valuation

**Pre-Money Valuation:** $6,995,131.00

**Valuation Details:**

Golden Coast Mead is raising funds to finance its expansion. As the first mead producer in Southern California with a track record of 10 years of leadership and $2.2M in sales, Golden Coast Mead is setting the valuation of the company at approximately $7M.

Comparison with Competitors: Ola Brew has successfully accomplished multiple raises on crowdfunding platforms with their most recent offering similar to Company's campaign to expand their Hard Seltzer line of products, and it's currently being listed at a valuation of $19.5M. Like the Company, Ola Brew owns their assets and is in a growth phase of its business cycle. Ola sources ingredients from a finite location, while Company can source ingredients globally. Where Ola uses sugar from sugar cane to ferment its new products, Company uses organic honey. Where Ola has a limited story to tell around ingredients and locality, Company has a global story to tell around honey bees, ecological regeneration, and course-correcting the $1 Trillion alcohol industry towards a climate positive future.

Management and Success: CEO Andrew Maffey was Director of Operations and Business Development at another craft alcohol start-up, Boochcraft, where he led the facilitation of a rapid 2x of growth in revenue, and a $4.2M capital raise for expansion.

Business Partnerships: Company has three significant business partnerships, but it is at limited liberty to discuss. Among the three are a global leader in the alcohol space, a promising hard honey seltzer start-up, and a globally recognized intellectual property with tremendous opportunities for multiple products and revenue developments.

All of these data points, as well as the state of the current market, enable the Directors of the Company to confidently value the business at $7M.

*The pre-money valuation has been calculated on a fully diluted basis. The Company does not have any preferred stock, outstanding options, warrants, or other securities with a right to acquire shares are exercised, or any shares reserved for issuance under a stock plan*

*The company set its valuation internally, without a formal third-party independent valuation.*

## Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  These will go towards all efforts informing investors around the entry and success of our campaign.

If we raise the over allotment amount of $1,069,997.50, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  21.73%
  We will continue creating products beyond our initial offering of Hard Honey Seltzer that focus on using regenerative organic ingredients.

- *Facility Expansion*
  24.66%
  In order to continue growing our brand across the US we need to keep up with production capacities. This means more fermenters, brite tanks, and packaging supplies.

- *Sales and Marketing*
  22.27%
  Marketing and Sales around activating Hard Seltzer drinkers towards Hard Honey Seltzer.

- *New Tasting Room*
  17.84%
  We will be adding an additional tasting room in the affluent Southern California

beach cities. This will provide for our target market consumers to find our products right where there are.

- *Operations*
  10.0%
  This will go towards ensuring the workplace environment continues to attract world class employee stakeholders.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at goldencoastmead.com (https://www.goldencoastmead.com/history).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/golden-coast-mead

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Golden Coast Mead, Inc.

*[See attached]*

# GOLDEN COAST MEAD INC.

*(a California corporation)*

Unaudited Financial Statements

For the calendar years ended December 31, 2020 and 2019

IndigoSpire
CPAs & ADVISORS

**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

May 24, 2021

To: Board of Directors, GOLDEN COAST MEAD INC.

Re: 2020-2019 Financial Statement Review

We have reviewed the accompanying financial statements of GOLDEN COAST MEAD INC. (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

**GOLDEN COAST MEAD LLC**
**BALANCE SHEET**
**As of December 31, 2020 and 2019**
**See Accountant's Review Report and Notes to the Financial Statements**
**(Unaudited)**

| **ASSETS** | | **2020** | | **2019** |
|---|---|---|---|---|
| Current Assets | | | | |
| Cash and cash equivalents | $ | 7,245 | $ | 638 |
| Accounts receivable | | 418 | | 12,483 |
| Inventory | | 15,341 | | 13,725 |
| Other current assets | | 13,886 | | 9,815 |
| Total current assets | | 36,890 | | 36,211 |
| Fixed assets, net | | 39,818 | | 54,762 |
| Total Assets | $ | 76,708 | $ | 90,973 |
| **LIABILITIES AND MEMBERS' EQUITY** | | | | |
| Current Liabilities | | | | |
| Accounts and credit cards payable | $ | 73,439 | $ | 101,667 |
| Other current liabilities | | 27,713 | | 30,497 |
| Total Current Liabilities | | 95,152 | | 132,165 |
| Long-term notes payable | | 332,160 | | 226,382 |
| Total Liabilities | | 427,312 | | 358,547 |
| MEMBERS' EQUITY | | | | |
| Members' Capital | | (350,605) | | (267,574) |
| Total Liabilities and Members' Equity | $ | 76,708 | $ | 90,973 |

**GOLDEN COAST MEAD LLC**
**STATEMENT OF OPERATIONS**
**For Years Ending December 31, 2020 and 2019**
**See Accountant's Review Report and Notes to the Financial Statements**
**(Unaudited)**

| | 2020 | 2019 |
|---|---|---|
| Revenues, net | $ 222,163 | $ 278,453 |
| Cost of goods sold | 36,756 | 53,867 |
| Gross profit | 185,407 | 224,586 |
| | | |
| Operating expenses | | |
| Marketing | 6,867 | 3,059 |
| Other general and administrative | 223,603 | 357,777 |
| Total operating expenses | 230,470 | 360,836 |
| | | |
| Net Operating Income (Loss) | (45,063) | (136,250) |
| | | |
| Other income (expense) | 15,211 | (3,637) |
| Interest (expense) | (6,458) | (6,598) |
| Depreciation (expense) | (14,944) | (17,276) |
| | | |
| Tax (provision) benefit | – | – |
| | | |
| Net Income (Loss) | $ (51,254) | $ (163,761) |

**GOLDEN COAST MEAD LLC**
**STATEMENT OF CHANGES TO MEMBERS' EQUITY**
**For Years Ending December 31, 2020 and 2019**
**See Accountant's Review Report and Notes to the Financial Statements**
**(Unaudited)**

| | Members' Capital |
|---|---|
| **Balance as of January 1, 2019** | **$ (93,594)** |
| Capital contributions, less distributions | (10,219) |
| Net Income (Loss) | (163,761) |
| **Balance as of December 31, 2019** | **$ (267,574)** |
| Capital contributions, less distributions | (31,777) |
| Net Income (Loss) | (51,254) |
| **Balance as of December 31, 2020** | **$ (350,605)** |

**GOLDEN COAST MEAD LLC**
**STATEMENT OF CASH FLOWS**
**For Years Ending December 31, 2020 and 2019**
**See Accountant's Review Report and Notes to the Financial Statements**
**(Unaudited)**

| | 2020 | 2019 |
|---|---|---|
| **Operating Activities** | | |
| Net Income (Loss) | $ (51,254) | $ (163,761) |
| Adjustments to reconcile net income (loss) | | |
| to net cash provided by operations: | | |
| Add back: depreciation | 14,944 | 17,276 |
| Changes in operating asset and liabilities: | | |
| (Increase) Decrease in accounts receivable | 12,065 | (2,721) |
| (Increase) Decrease in inventory | (1,616) | 20,243 |
| (Increase) Decrease in other current assets | (4,071) | (7,761) |
| Increase (Decrease) in accounts payable | (28,228) | 24,669 |
| Increase (Decrease) in other current liabilities | (2,784) | 33,020 |
| Net cash used in operating activities | (60,944) | (79,035) |
| **Investing Activities** | | |
| Purchase of fixed assets | 0 | 0 |
| Net cash used in operating activities | 0 | 0 |
| **Financing Activities** | | |
| Capital contributions, less distributions to members | (31,777) | (10,219) |
| Proceeds from loans payable | 99,328 | 85,967 |
| Net change in cash from financing activities | 67,551 | 75,748 |
| Net change in cash and cash equivalents | 6,607 | (3,287) |
| Cash and cash equivalents at beginning of period | 638 | 3,925 |
| Cash and cash equivalents at end of period | $ 7,245 | $ 638 |

**GOLDEN COAST MEAD LLC**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**See Accountant's Review Report**
**AS OF DECEMBER 31, 2020 and 2019**
**(UNAUDITED)**

## NOTE 1 – NATURE OF OPERATIONS

GOLDEN COAST MEAD LLC (which may be referred to as the "Company", "we," "us," or "our") is a limited liability company formed under the laws of California on August 30, 2010. The Company provides manufactures and distributes mead beverages. In 2021, the Company recapitalized into a corporation.

Since inception, the Company has has relied on issuing securities, obtaining loans and revenue from product sales to fund its operations. As of December 31, 2020, the Company had negative members' capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern (see Note 3). The company initiated a crowd funding campaign in 2021. The Company intends to fund its operations with funding from the crowdfunding campaign (see Note 9) and the receipt of funds from continuing revenue producing activities. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of Presentation*
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

*Use of Estimates*
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

*Risks and Uncertainties*
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000 At times, the Company may maintain balances in excess of the federally insured limits.

*Cash and Cash Equivalents*
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $7,245 and $638 of cash on hand, respectively.

*Fixed Assets*
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020 and 2019, the Company had $39,818 and $54,762 of net fixed assets, respectively.

*Fair Value Measurements*
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

*Income Taxes*
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

*Revenue Recognition*
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenues through the sale of its manufactured beverages.

*Accounts Receivable*
The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts. The Company's standard terms and conditions with commercial accounts generally requires payment within 30 days of the invoice date, however, timing of payment of specific customers may be separately negotiated.

*Advertising*
The Company expenses advertising costs as they are incurred.

*Recent Accounting Pronouncements*
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

**NOTE 3 – GOING CONCERN**

These financial statements are prepared on a going concern basis. The Company began operation in 2010 and incurred a cumulative loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

**NOTE 4 – DEBT**

The Company's primary obligations relate to loans made to the Company totaling $332,160 and 226,382 as of December 31, 2020 and 2019, respectively. The Company procured $109,100 of funding under the CARES Act of 2020 in Paycheck Protection Program loans ("PPP Loans") backed by the US Small Business Administration (the "SBA"). The PPP Loans are forgiveable if the Company uses the funds in accordance with the SBA's regulations. The Company expects to meet those requriements and have the loan forgiven.

**NOTE 5 – INCOME TAX PROVISION**

The Company has filed or will timely file its corporate income tax return for the period ended December 31, 2020 and 2019. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2020 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

The Company has, as of December 31, 2020 and 2019 been treated as an S corporation for federal income tax purposes. As such, the items of income, deduction and credit is passed along to the shareholders and is not taxable to the Company.

## NOTE 6 – COMMITMENTS AND CONTINGENCIES

*Litigation*
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. The Company is not currently involved in any litigation as a named defendant.

## NOTE 7 – EQUITY

The Company is a limited liability company and has 37 and 33 members as of December 31, 2020 and 2019, respectively. Only two members have more than 10 percent of the capital interest in the Company.

## NOTE 8 – RELATED PARTY TRANSACTIONS

The Company is not aware of any related-party transactions outside the normal scope of business. One of the largest shareholders and a member of the management team are compensated for their time and have received draws from the Company totaling $42,000 in 2020.

## NOTE 9 – SUBSEQUENT EVENTS

*Crowdfunded Offering*
In 2021, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through StartEngine, a FINRA approved Regulation CF funding portal.

*COVID-19 Related Actions*
On March 10, 2020, the World Health Organization declared the coronavirus outbreak ("COVID19") to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company's financial condition or results of operations in the future is uncertain.

*Management's Evaluation*
Management has evaluated subsequent events through May 24, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*

# Golden Coast Mead

Sunshine in a can



Website | Oceanside, CA | FOOD & BEVERAGE

Founded in 2010, Golden Coast Mead has always been about protecting the environment it relies on to produce its honey-based meads. Now, Golden Coast is breaking into the $4.4 billion hard seltzer market with its Hard Honey Seltzer. The end of 2020 saw the first release of this new product, which is already on the shelves of more than a dozen locations across Southern California.

**$84,991** raised

| | |
|---|---|
| 115<br>Investors | $7M<br>Valuation |
| $2.75<br>Price per Share | $222.75<br>Min. Investment |
| Common<br>Shares Offered | Equity<br>Offering Type |
| $1.07M<br>Offering Max | Reg CF<br>Offering |

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

*This Reg CF offering is made available through StartEngine Capital, LLC.*

Overview | Team | Terms | Updates 7 | Comments | Follow

## Reasons to Invest

- Time tested: Golden Coast Mead has been around for 10 years and has sold over $2.2 million dollars of mead since founding
- Burgeoning opportunity: The rapidly growing hard seltzer market was valued at $4.4 billion in 2019 and is projected to reach $6.5 billion by 2024.
- Feelgood finances: An investment in Golden Coast is an investment in their commitment to regenerative farming and pollinator protection.


GOLDEN COAST MEAD

## With great respect and care, Golden Coast is bringing mead into the 21st century

When we founded Golden Coast Mead 10 years ago, we decided that making a positive impact was just as important as growing our brand. We also knew that quality products start with quality ingredients.

We've never lost sight of these simple philosophies. That's why every step of the way, we've worked to incorporate regenerative farming and pollinator protectors (beekeepers) into our production process.

## Rewards

Get rewarded for investing more into Golden Coast Mead:

**$222+**
Investment
### StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

**$250+**
Investment
### Drinks on the House!
$25 drink credit online and in the tasting room + Access to special promos.

**$500+**
Investment
### Golden Coast Mead Owners' Bonus
$50 drink credit online and in the tasting room + Bespoke Business Owner Bee Pendant + Access to special promos.

**$1,000+**
Investment
### Colony Member + 10% off for life!
2% Bonus Shares + 10% off tasting room for life + Invite to Grand Opening + 2 Golden Coast Chalices + Access to special promos.

**$2,500+**
Investment
### Hive Society Member
5% Bonus Shares + Invite to Farm to Table Dinner + 15% off tasting room for life + Invite to Grand Opening + 2 Golden Coast Chalices + Access to special promos.

**$5,000+**
Investment

### Apiary Member

10% Bonus Shares + Invite to Farm to Table Dinner + 15% off tasting room for life + Invite to Grand Opening + 2 Golden Coast Chalices + Access to special promos.

**$10,000+**

**Investment**

### Beekeeper

Custom mead party for 20 people at your location in Southern, CA or our location + 15% Bonus Shares + Invite to Farm to Table Dinner + 15% off tasting room for life + Invite to Grand Opening + 2 Golden Coast Chalices + Access to special promos.



Mead is one of the oldest fermented beverages. It even predates beer and wine! Now we're in a place where we're ready to take on the next fad, with our responsible, environmentally ethical Golden Coast twist. We're entering the $4.4 billion global hard seltzer market with a magical new honey-based mead seltzer.

If our lifetime $2.2 million in mead sales is any indication, we think we'll be hearing it for the bees for a long time to come.

THE PROBLEM

## Standard seltzers all seem to be made with the same boring, bad-for-the-environment base

Catering to the healthy drinker, hard seltzers have recently become the belle of the ball, attracting legions of fans across all segments of society.

Yet for all the billboards and streamed ads selling this version or that of hard seltzer, we believe these brands have become all but indistinguishable, all made from the same environmentally detrimental corn or cane sugar.


WHERE'S THE SELTZER FOR THE
ENVIRONMENTALLY
Conscious CONSUMER?

THE SOLUTION

## Magic in a can, with the essence of thousands of flowers in every sip

For us, it's all about the honey, honey, and our mission is to light up people's lives and regenerate the earth. Our delicious mead seltzer is gluten-free, preservative-free, cane and corn sugar-free.


SOUR
MADE MEAD
SOUR
MADE MEAD


Gluten free
Preservative free
Cane Sugar free
Corn Sugar free

Environmentally friendly mead doesn't require ripping up nature to produce the sugar source at the base of the alcohol. Our sugar is made by bees, and we attend to our relationship with bees with the utmost respect and care.


GOLDEN COAST
MEAD
Something Something Sour

THE MARKET

## The hard seltzer market is absolutely blooming

In 2019, hard seltzer sales grew more than 220% with the global market being valued at $4.4 billion, even as total beer sales grew less than 1% in the same year. Hard seltzer sales are expected to reach $6.5 billion by 2024.


U.S. HARD SELTZER MARKET SIZE
BY ABV CONTENT (USD BILLIONS)
OTHERS
5%-6.9%
1%-4.9%
'16
'17
'18
'19
'20
'21
'22
'23
'24
'25
'26
'27

Source


220%
2019 Hard Seltzer Sales
$4.7B
2020 Hard Seltzer Sales
82.5M
Cases Sold - U.S.

Source 1 and Source 2

This boom aligns with recent health-conscious trends, as well as the overall market's desire for innovation in the alcohol industry and excitement about craft breweries.

We believe this is a meaningful opportunity for investors to not only be a part of a trend but also to treat the earth with equally opportunistic value creation through improved ecosystems.


DRY
MADE MEAD
FORECASTED
HARD SELTZER MARKET, 2024
$6.5 BILLION
Golden Coast Mead Seltzer aligns with consumer needs for *health conscious* and *environmentally friendly* options

Source

OUR TRACTION

# We've already created quite the buzz around our Hard Honey Seltzer

We have been handcrafting our meads in North County, San Diego since 2010. In that time, we've created 350+ new recipes and sold more than 200,000 bottles of mead. We've closed three separate private fundraising rounds (raised as convertible notes) with more than 38 investors.



**350+**
New Recipes

**200,000**
Bottles Sold

In 2020, during the pandemic with over half our revenue streams shut down,we still saw $200,000 overall in sales. Now, after soft-launching our Hard Honey Seltzer at the end of last year, it's already sold in more than a dozen stores across Southern California. We are confident this is the formula to take Golden Coast Mead to the next level - selling across the Western US and Internationally.

As we expand throughout the U.S., we have secured a contract for an exclusive distributor that will help us successfully launch in chain retail stores (e.g., Whole Foods). Our plan is to do this by Q3 of 2021.



**2020 OVERALL SALES**
**$200,000**

**LIFETIME SALES**
**$2.2M**

With this raise, we plan to continue expanding our reach in the seltzer market, pushing our products to new accounts, regions, and people who have eagerly been awaiting our arrival!



WHAT WE DO

## Showing respect for some of the earth's hardest workers

The average lifespan of a honeybee during the work season is about six weeks. Throughout its lifetime, one bee will make just 1/12 teaspoon of honey.
Bees work hard, of course, flying around 8 hours per day collecting nectar from 50-100 flowers. Twelve bees spending eight hours a day, seven days a week for six weeks to create just one teaspoon of this valuable golden syrup. Let's say they work for California minimum wage, $14 per bee-hour. At 4,032 hours, that means the labor alone costs $56,448 per teaspoon.

Now, there are 27 teaspoons of honey in a 355ml can of our Hard Honey Seltzer. Delicate work in each can.

So how valuable is this delicate producer for our life as stewards of the landscapes? Priceless.

12 Bees

7 Days A Week

6 Weeks

1 Tsp Honey




HARD HONEY SELTZER
SOUR
5% ABV
MADE MEAD

**DELICATE WORK IN EACH CAN**

That's why we take our work so seriously. And now we're taking our values around protecting the environment—and the bees who serve it—even further as we work to start an organic "Honey Bee Sanctuary" in California.

Because ultimately, we believe that by building up the mead industry, we can create more demand for high-quality, ecologically responsible honey that will help regenerate the beekeeping industry.



THE BUSINESS MODEL

## A healthy diversification of revenue, ranging from our very own tasting room to sales at national grocery chains


2020 SALES BREAKDOWN
1%
Bars & Restaurants
12%
D2C
45%
Tasting Room
42%
Farmers Markets & Events
GOLDEN COAST MEAD

We intend to sell our Hard Honey Seltzer to popular off-premise locations, such as grocery stores including Whole Foods and Sprouts, as well as on-premises locations (i.e., local restaurants and bars).

HOW WE ARE DIFFERENT

## We don't just take from the earth; we also give back

Our industry competitors use fermentable sugars from corn, cane sugar, and grain, a commercially mass-produced monoculture taken from the earth over and over without ever giving anything back.

Our seltzers' fermentable sugar is organic honey: the essence of thousands of flowers in a single sip. This alternative to environmentally damaging monoculture sugar is not only regenerative and increases biodiversity: to make more mead, all you need is more bees visiting more biodiverse flowering ecosystems.


ORGANIC HONEY
THE ESSENCE OF
THOUSANDS FLOWERS
IN A SINGLE SIP.
HARD HONEY SELTZER
DRY
SWEET
SOUR
5% ABV
MADE MEAD

THE VISION

## Blossoming into a global phenomenon celebrating—and protecting—local flavors

In three years, we hope to find ourselves deeply rooted in on- and off-premise locations throughout both the West and East Coasts.



As we expand, we intend to continue using hyperlocal ingredients—honey born of flowers and botanicals to create flavors that reflect unique geo locations around the world. We truly believe we are only at the beginning of the flavors and products we can offer.


SWEET
MADE MEAD

In the future, we also hope to have an entire estate with a full floral and fruit garden for a tasting room, restaurant, and events, in addition to a world-class production site.


Tasting Room
Restaurant
(Anticipated)
Production Site

OUR LEADERSHIP

## We have the technical skills and business know-how to propel Golden Coast forward-- with a rad-attitude to match

Golden Coast Mead Founder and former Naval Officer Frank Golbeck has more than 15 years of experience making the finest meads with the finest ingredients.

CEO Andrew Maffey has spent 10+ years in organizational leadership and is a seasoned hand with High Growth CPG experience. For example, as the Director of Business Operations and Development at Boochcraft Hard Kombucha, he facilitated 2x growth in revenue and a $5 million raise.



WHY INVEST

## Be part of our ecosystem as we reinvest in the environment

Do it for the bees. Or do it for the mead. Whatever the reason you choose to invest in Golden Coast Mead, though, know that you're contributing to something larger than a seltzer.



## In the Press

SHOW MORE

## Meet Our Team



### Frank Golbeck

Co-Founder, President, Paradeleader

*Frank has a passion for creating more joy, abundance and peace in the world through mutually beneficial partnerships. A creative, productive entrepreneur with a track record of recognized leadership and success, at this stage in his life he is focused on growing Golden Coast Mead into a regenerative force for good in the world.*



### Andrew Maffey

Chief Executive Officer

*Andrew Maffey has spent 10+ years in organizational leadership and is a seasoned hand with high growth Consumer Packaged Goods (CPG) Corporate excellence. His most recent experience was with Boochcraft Hard Kombucha, having facilitated 2x growth year-over-year in revenue and a $4.2m raise for nationwide distribution as the Operations and Business Development Senior Principal.*

*His deep passion for Lighting Up People's Lives and Regenerating the Earth was foundational in his transfer to Golden Coast Mead in March of 2020, after already having been a Monthly Mead Club Member at Golden Coast Mead for 5 years.*



**Praveen Ramineni**

Co-Founder, Director

*Praveen thrives as an entrepreneur, leading by example as a steward of delivering world class craft experiences. As an active CEO, Praveen applies his strong business acumen to continue the growth and business development for Golden Coast Mead to its highest and best potential.*



**James Phillips**

Strategic Advisor

*A devoted conservationist, James has been a tremendous resource as an advisor to Golden Coast Mead. Over 40 years experience, including 20 years in New York City in the advertising and marketing industry. The most recent 20 years remaining active in stewarding long-term sustainable investments.*



**Felipe Witchger**

Director

*Felipe believes in the power of co-ops. He weaves his work at CPA Co-op with faith and impact investing leaders to build more connective tissue between different parts of our broader movement ecology.*

*Felipe organizes special workshops to unleash more productive capacity from our top leaders and catalyze new culture-changing possibilities.*



**Christopher Herr**

Production Advisor

*Christopher is an integral part of Golden Coast Mead team, having developed a high level care in our Mead making. He is responsible for managing the developing, tuning, and implementing recipes. Successes have included developing a repeatable protocol for producing the company's sour meads and driving cycle time improvements as much as 30%.*

*Chris received a gold and silver for his Spiced Sour Mead and Orange Blossom Traditional Mead from the San Diego International Beer Festival.*



**Axel Eaton**

Director of Sales and Cross-Pollination

*Axel has strong business development across the nation, flexing a sincere professional connection with business-to-business sales with a Bachelor of Science Environmental Studies from University of California, Santa Barbara. Experienced team player with a demonstrated history of working in promotion with ecological design. Skilled in Public Speaking, Sales, Scientific Writing, Life Cycle Assessment, Environmental Stewardship, and leadership with a team.*



**Gary Lau**

Director of Events & Beekeeping

*Gary values include integrity, variety, efficiency, teamwork, and happiness. Gary is accountable to others in every action & expression of Golden Coast Mead's Events/Farmers Markets. Gary has proven his excellence in the Regenerative Beverage industry with over 3 years of experience directly with Golden Coast Mead. As a beekeeper, Gary cares for bees, domestic and wild, daily with world class care and candor; educating all who he comes in contact with.*



**Jolie Hubbard**

Marketing Manager

*Jolie is a veteran in the San Diego County beverage industry. She worked in many different environments to foster healthy growth in her communities. Her experience at Golden Coast Mead has used this eperience to create and execute strategies that have cultivated a meaningful and successful brand.*



**Abigail Jay Patrick**

Tasting Room and Events Sales

*Abigail has proven her excellence in the beverage sales industry with a well-tailored skillset and years of experience in Farmers Markets and Mobile Events Sales. She has been intstrumental in increasing Golden Coast Mead's retail footprint in Ocean Beach confidence and jovial abundance.*



**Alexander Sharp**

Tasting Room Manager

*Xander has proven his excellence in the Regenerative Mead Ecosystem with a well-tailored skillset and over 2 years of experience in the Golden Coast Mead Oceanside Tasting Room. Additionally, he has increased the retail presence across the digital and table top gaming worlds with confidence and excitement.*



**Ben Sweeney**

Cellar Mead Maker/Chef

*Ben has 6 years of experience in Sales and Culinary innovation development as a Restaurant Chef. New to making Mead, he has already made an impact starting with cellar and brewing work. The next seasons of releases have a brighter future with him joining the Golden Coast Mead Production team.*

## Offering Summary

| | |
|---|---|
| **Company** | Golden Coast Mead, Inc. |
| **Corporate Address** | 4089 Oceanside Blvd. Suite H, Oceanside, CA 92056 |
| **Offering Minimum** | $9,999.00 |
| **Offering Maximum** | $1,069,997.50 |
| **Minimum Investment Amount (per investor)** | $137.50 |

## Terms

| | |
|---|---|
| **Offering Type** | Equity |
| **Security Name** | Common Stock |
| **Minimum Number of Shares Offered** | 3,636 |
| **Maximum Number of Shares Offered** | 389,090 |
| **Price per Share** | $2.75 |
| **Pre-Money Valuation** | $6,995,131.00 |

**Voting Rights of Securities Sold in this Offering**

**Voting Proxy.** Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Investment Incentives and Bonuses***

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

**Time-Based:**

**Friends and Family Early Birds**

Invest within the first 48 hours and receive additional 20% Bonus Shares.

**Super Early Bird Bonus**

Invest within the first week and receive additional 15% Bonus Shares.

**Early Bird Bonus**

Invest within the first two weeks and receive an additional 10% Bonus Shares.

**Amount-Based:**

**$250+ |Drinks on the House!**

$25 drink credit online and in the tasting room + Access to special promos.

**$500+ | Golden Coast Mead Owners' Bonus**

$50 drink credit online and in the tasting room + Bespoke Business Owner Bee Pendant + Access to special promos.

**$1000+ | Colony Member + 10% off for life!**

2% bonus shares + 10% off tasting room for life + Invite to Grand Opening + 2 Golden Coast Chalices + Access to special promos.

**$2,500+ | Hive Society Member**

5% bonus shares + Invite to Farm to Table Dinner + 15% off tasting room for life + Invite to Grand Opening + 2 Golden Coast Chalices + Access to special promos.

**$5,000+ | Apiary Member**

10% bonus shares + Invite to Farm to Table Dinner + 15% off tasting room for life + Invite to Grand Opening + 2 Golden Coast Chalices + Access to special promos.

**$10,000+ | Beekeeper**

Custom mead party for 20 people at your location in Southern, CA or our location + 15% Bonus Shares + Invite to Farm to Table Dinner + 15% off tasting room for life + Invite to Grand Opening + 2 Golden Coast Chalices + Access to special promos. Cost of mead and staffing not to exceed $1,000.

**All perks occur when the offering is completed.*

**The 10% StartEngine Owners' Bonus**

Golden Coast Mead, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.75 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $275. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

## Summer and Mead is Heating Up

6 days ago


AFTERNOON DELIGHT
WEDNESDAY | 7.28.21
NOFX • THE LONGEST LINE
RUN-D.M.C. RAISING HELL
PINK FLOYD OBSCURED BY CLOUDS
TOOTS AND THE MAYTALS
KILLERS IRON MAIDEN
the doors
MARVIN GAYE WHAT'S GOING ON
the BEATLES

Rocking and Rolling:

- We are now **over 100 investors**!

- We are now **over 65 accounts**!

- We have successful **new labels on the World's First Hard Honey Seltzer**!

The heat of summer is here, and we just have one question for you this afternoon, from one of our new fully stocked accounts:


Which one are you having tonight?
HARD HONEY SELTZER
SWEET
SOUR
DRY
MADE MEAD
@beverage_house_liquor
@GOLDENCOASTMEAD

We just had to get this update out to share with you all the excitement around Celebrating Regeneratively!

Stay tuned for the highlight and campaign video 🥂🐝🍯👍

-GCM

## 9000 Followers Now on Instagram, and GCM is a Finalist on Food Funded!

13 days ago


FOOD FUNDED 2021 CLIMATE: INVESTOR FAIR FINALISTS
GOLDEN COAST MEAD
groguru
HELLA NUTS
MAINSTEM MALT

Thank You. Thank You. Thank You. **#9000strong**

Now after that milestone for Golden Coast Mead, Founder Frank is currently pushing his speaking skills as our business trajectory is attracting investors from all around to join you and this StartEngine campaign!

Next up is to perform well among the Finalists for Sustainable Food/Beverages the 2021 summit.

If you haven't yet, feel encouraged to follow us over at Instagram/Facebook for continued content and news updates.

Also, to get even more exclusive updates, content, and unique Meads, join our Monthly Mead Members Club!

Stay tuned as we are developing a campaign video and hive highlight 🥂🐝🍯👍

## Partnerships For Growth

21 days ago

#Serveitup


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Our Sales and 'Cross-Pollinations' Team sure has been busy with all of our latest product. What we have found is The best way for people to know about our ridiculously good Mead & Hard Honey Seltzers, is to make sure they get a taste!

Our Team, with foresight, was able to land a pretty sweet *(pun intended)* deal with our latest restaurant partnership with a San Diego County premier pizzeria chain, with 8 restaurants across the county. They invited us as their exclusive specialty wine vendor, under our **Golden Coast Mead** brand, and their exclusive seltzer vendor, under our **Made Mead Hard Honey Seltzer** brand.

We had a line like in the video all day long full of people exploring our funky-fun downtown San Diego Little Italy district. The event was a 'Taste of Little Italy' where the city could come and get a taste of what is serving. Not only did we have Mead there, we are also now the first Meadery where you can **call in to have pizza and mead delivered together :)** People are loving it.

Stay tuned.. now that the world is opening back up, feel encouraged get all your rest, fill up on water & nutrients, and then head outside to your nearest #outdoors events and #supportlocal ! Seriously. Demand for Mead only grows whenever you as for it! Cheers!

Celebrate Regeneratively,
- Golden Coast Mead.

## Behind the Scenes: Pushing Production for the long Holiday Weekend!

27 days ago


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**That's right - This is the machine that is bringing another fresh batch of Made Mead to the people!**

We spent the last week celebrating three very important milestones:

- Completion of a 20,000x Hard Honey Seltzer Can production run. This order fills an order as a fresh batch of each of our our innovative Hard Honey Seltzer flavors: Sweet, Sour, and Dry. 🍯 🍯 🍯

- A launch with a local restaurant chain with 8 locations, as their exclusive Seltzer & Mead vendor 🥂🥂🥂

- Celebrating our 10th Anniversary Party with all our local investors and patrons 🍾🍾🍾

We will be back on the campaign trail as we march our way over our next milestone, **$100K invested!**

Stay tuned for our next update surrounding exciting growth of our team.

PS. You can view all of our expanding accounts on our 'Where To Buy Mead Map' on our website or order from us directly for any upcoming events you might have!

## Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Golden Coast Mead has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Golden Coast Mead be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

## Amazing First Week Start & Huge Thank You from the Golden Coast Mead Team !

about 1 month ago

### We want to thank all of our early investors and followers who have helped us earn a spot on the StartEngine homepage as a company with momentum in their 'New' category.

We are humbled by all of the positive feedback we are receiving and truly appreciate all of your support.

Stay tuned for some behind the scenes updates!

Next week we are scheduled to can over 20,000 cans to fill our next round of orders of our **sold out Hard Honey Seltzers** ☀


GOLDEN COAST
MEAD

## Here we go - Campaign Welcome!

about 2 months ago

Have you heard the latest buzz? We are LIVE on the world class StartEngine investment platform!


HARD HONEY SELTZER
SOUR
MADE MEAD

First we want to say thank you to our early investors. It seems a lot of you are repeat investors from raise no. 1, so to you we say, welcome back!

10+ Years and more than 10,000 hours have gotten us this far. With your help, we will be able to grow this delightful and surprising beverage into an international regenerative powerhouse.

To everyone who has joined our team, we look forward to working with you here in the near term! With a practice of transparency and excitement, we will communicate with you all in this update section as we continue to hit different milestones in our growth as a Company.

Please feel encouraged to invest in communication with us until you receive all the answers to the questions you may have. We are a busy hive yet certainly we will do our best to respond as soon as possible.

**PS.** There are early investor bonuses on this campaign. Take a quick breath to see if not you, then who would benefit from taking advantage of this opportunity!

Cheers!

END OF UPDATES

## Comments (5 total)

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**Greg D.** 2 months ago

Like the idea but concerned on the numbers and not seeing justification for the current valuation. Please help elaborate so I can understand where you're coming from. If Golden Coast had $2.2m in sales over 10 years and your pre-covid revenue was $278k, then the company has either effectively stagnated for 10 years or the leadership has grown the company down recently.
Can you provide some justification for the $7M valuation, which would be a 25x revenue multiplier on your pre-covid revenue (giving you the benefit of the doubt that after 8 years that was a superb execution year)? Beverage brands don't sell anywhere close to that, so this seems unreasonable given 10 years of flat performance, $427,000 of debt on the books, and nominal assets.
Book value is still negative, which is a big issue since you've stated that there has already been 38 investors that converted loan debt and 3 rounds of funding. Since your financial numbers posted for the last two years were not profitable (-$51,254 last year and -$163,761 the year before), what was the last profitable year for you? If you have never had a profitable year, again, how are you justifying a 25x multiplier and going to get to a point where investors are making dividends? The concept seems solid but if this team hasn't been able to get this brand off the ground with 38 investors, 10 years in business, and 3 funding rounds, what's going to change?

↑ 70 View 2 replies

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**Diolinda M.** 1 INVESTMENT 2 months ago

Congratulations on taking this big step! I am very excited to be able to help bring your mead, method, and message to a much wider audience. :)

↑ 68 View 2 replies

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**Paul R.** 2 INVESTMENTS 2 months ago

I love this company! and just made my first investment of $2,000 on this platform.

↑ 68 View 1 reply

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**Angus A.** 25 INVESTMENTS 2 months ago

Are you profitable? What is your growth strategy? Do you think you could make a cheaper product targeted toward a different target market? While I think it is great to capture every dollar a customer is willing to pay, I think you may be missing out on an entire customer segment who don't even consider the brand because they are priced out. Maybe create a sibling brand? Just a few thoughts...but great idea!

↑ 68 View 1 reply

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**DEVIN B.** 3 INVESTMENTS 5 months ago

Is there any data for this (potential) offering? Details PDF contain oddities (such as knight scope page) and SEC link has no data or filings.

↑ 68 View 2 replies

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1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

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Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

## EXHIBIT D TO FORM C

## VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

*[See attached]*

**EXHIBIT G TO FORM C**

**TESTING THE WATERS MARKETING CONTENT**
*[SEE ATTACHED]*

start engine | Start Investing | Edit My Campaign | Trade NEW | Blog | Gabe B.

Golden Coast Mead is currently in the **Test the Waters Phase** for **Title III** investments.

# Golden Coast Mead

Sunshine in a can



Reserve Now
HARD HONEY SELTZER
DRY
SWEET
SOUR
SOUR
5% ABV
5% ABV
MADE MEAD
MADE MEAD

Website | Oceanside, CA | FOOD & BEVERAGE

## Terms

| | |
|---|---|
| **Equity** Offering Type | **$7M** Valuation |
| **$2.75** Price per Share | **$137.50** Min. Reservation |
| **Common** Shares Offered | **TTW** Offering |

RESERVE NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

*This Reg CF Test the Waters offering is made available through StartEngine Capital, LLC.*

Founded in 2010, Golden Coast Mead's mission is to light up people's lives and regenerate the Earth they rely on to produce its honey-based meads. Now, Golden Coast is breaking into the $4.4 billion hard seltzer market with its Hard Honey Seltzer. The end of 2020 saw the first release of this new product, which is already on the shelves of more than a dozen locations across Southern California.

Overview | Team | Terms | Updates | Comments | Follow

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

TTW Reserve shares early & Get exclusive perks RESERVE NOW

# Reasons to Invest

1. **Time tested:** Golden Coast Mead has been around for 10 years and has sold over $2.2 million dollars of mead since its founding

2. **Burgeoning opportunity:** The rapidly growing hard seltzer market was valued at $4.4 billion in 2019 and is projected to reach $6.5 billion by 2024

3. **Feelgood finances:** An investment in Golden Coast is an investment in their commitment

## Rewards

Get rewarded for investing more into Golden Coast Mead:

**$137+**
**Investment**

### StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

**$137+**
**Investment**

### TTW Reservation Perk

Invest during the Test The Waters offering and receive 10% Bonus Shares. The reservation perks are in addition to company-specific perks while the campaign is live.

3 to regenerative farming and pollinator protection



Reserve Shares

## In the Press

National Honey Board® | USA Wine Ratings Gold 2020 | WC | Beer & Brewing | thrillist | USA TODAY

SHOW MORE

## Meet Our Team



**Frank Golbeck**

Co-Founder, President, Paradeleader

*Frank has a passion for creating more joy, abundance and peace in the world through mutually beneficial partnerships. A creative, productive entrepreneur with a*



**Andrew Maffey**

Chief Executive Officer

*Andrew Maffey has spent 10+ years in organizational leadership and is a seasoned hand with high growth Consumer Packaged Goods (CPG) Corporate excellence. His* *track record of recognized leadership and success, at this stage in his life he is focused on growing Golden Coast Mead into a regenerative force for good in the world.*

*most recent experience was with Boochcraft Hard Kombucha, having facilitated 2x growth year-over-year in revenue and a $4.2m raise for nationwide distribution as the Operations and Business Development Senior Principal.*

*His deep passion for Lighting Up People's Lives and Regenerating the Earth was foundational in his transfer to Golden Coast Mead in March of 2020, after already having been a Monthly Mead Club Member at Golden Coast Mead for 5 years.*



**Praveen Ramineni**

Co-Founder, Director

*Praveen thrives as an entrepreneur, leading by example as a steward of delivering world class craft experiences. As an active CEO, Praveen applies his strong business acumen to continue the growth and business development for Golden Coast Mead to its highest and best potential.*



**James Phillips**

Strategic Advisor

*A devoted conservationist, James has been a tremendous resource as an advisor to Golden Coast Mead. Over 40 years experience, including 20 years in New York City in the advertising and marketing industry. The most recent 20 years remaining active in stewarding long-term sustainable investments.*



**Felipe Witchger**

Director

*Felipe believes in the power of co-ops. He weaves his work at CPA Co-op with faith and impact investing leaders to build more connective tissue between different parts of our broader movement ecology.*

*Felipe organizes special workshops to unleash more productive capacity from our top leaders and catalyze new culture-changing possibilities.*



**Christopher Herr**

Director of Production

*Christopher is an integral part of Golden Coast Mead team, having developed a high level care in our Mead making. He is responsible for managing the developing, tuning, and implementing recipes. Successes have included developing a repeatable protocol for producing the company's sour meads and driving cycle time improvements as much as 30%.*

*Chris received a gold and silver for his Spiced Sour Mead and Orange Blossom Traditional Mead from the San Diego International Beer Festival.*



**Axel Eaton**

Director of Sales and Cross-Pollination

*Axel has strong business development across the nation, flexing a sincere professional connection with business-to-business sales with a Bachelor of Science Environmental Studies from University of California, Santa Barbara. Experienced team player with a demonstrated history of working in promotion with ecological design. Skilled in Public Speaking, Sales, Scientific Writing, Life Cycle Assessment, Environmental Stewardship, and leadership with a team.*



**Gary Lau**

Director of Events & Beekeeping

*Gary values include integrity, variety, efficiency, teamwork, and happiness. Gary is accountable to others in every action & expression of Golden Coast Mead's Events/Farmers Markets. Gary has proven his excellence in the Regenerative Beverage industry with over 3 years of experience directly with Golden Coast Mead. As a beekeeper, Gary cares for bees, domestic and wild, daily with world class care and candor; educating all who he comes in contact with.*



**Jolie Hubbard**

Marketing Manager

*Jolie is a veteran in the San Diego County beverage industry. She worked in many different environments to foster healthy growth in her communities. Her experience at Golden Coast Mead has used this experience to create and execute strategies that have cultivated a meaningful and successful brand.*



**Abigail Jay Patrick**

Tasting Room and Events Sales

*Abigail has proven her excellence in the beverage sales industry with a well-tailored skillset and years of experience in Farmers Markets and Mobile Events Sales. She has been intstrumental in increasing Golden Coast Mead's retail footprint in Ocean Beach confidence and jovial abundance.*



**Alexander Sharp**

Tasting Room Manager

*Xander has proven his excellence in the Regenerative Mead Ecosystem with a well-tailored skillset and over 2 years of experience in the Golden Coast Mead Oceanside Tasting Room. Additionally, he has increased the retail presence across the digital and table top gaming worlds with confidence and excitement.*



**Ben Sweeney**

Cellar Mead Maker/Chef

*Ben has 6 years of experience in Sales and Culinary innovation development as a Restaurant Chef. New to making Mead, he has already made an impact starting with cellar and brewing work. The next seasons of releases have a brighter future with him joining the Golden Coast Mead Production team.*

Offering Summary

**Company** : Golden Coast Mead, Inc.

**Corporate Address** : 4089 Oceanside Blvd. Suite H, Oceanside, CA 92056

**Offering Minimum** : $9,999.00

**Offering Maximum** : $1,069,997.50

**Minimum Investment Amount (per investor)** : $137.50

Terms

**Offering Type** : Equity

**Security Name** : Common Stock

**Minimum Number of Shares Offered** : 3,636

**Maximum Number of Shares Offered** : 389,090

**Price per Share** : $2.75

**Pre-Money Valuation** : $6,995,131.00

**Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus info below.*

*Any bonus shares received by an investor as a result of making a reservation in this Testing the Waters campaign and subsequently investing in an offering by the Company will be in addition to any bonus shares offered during the issuer's live offering. For example, if we offer 10% bonus shares for making a reservation in this Testing the Waters campaign, and then completing an investment in our live offering, and the live offering has an additional 10% bonus you are eligible for, if you purchase 100 shares, you will receive 120 shares instead (100 + 10 from your reservation + 10 from the live offering perk).*

*During the live offering, you will only receive the highest level bonus share perk you are eligible for.*

***TTW Reservation Perks****

Invest during the Test The Waters offering and receive 10% Bonus Shares. The reservation perks are in addition to company-specific perks while the campaign is live.

*** Note these perks do stack with the other live offering perks. The Company may provide additional perks based on different criteria if and when the offering campaign becomes live.*

***Live Offering Perks****

**All perks occur when the offering is completed.*

**The 10% StartEngine Owners' Bonus**

Golden Coast Mead, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.75 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $275. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Updates

Follow Golden Coast Mead to get notified of future updates!

## Comments (2 total)

Add a public comment...

0/2500

I'm not a robot reCAPTCHA Privacy - Terms

Post

**DEVIN BUCHHOLZ** 3 INVESTMENTS 3 months ago

Is there any data for this (potential) offering? Details PDF contain oddities (such as knight scope page) and SEC link has no data or filings.

**Andrew Maffey** - Golden Coast Mead 3 months ago

Hey There Devin - Welcome to the Golden Coast Mead Test-The-Waters Page. A more in-depth look into this offering will be provided upon filing our Form C with the SEC and formal launch with StartEngine.

Start Investing | Edit My Campaign | Trade NEW | Blog | Gabe B.

Golden Coast Mead is currently in the **Test the Waters Phase** for **Title III** investments.

# Golden Coast Mead

Sunshine in a can



Reserve Now
HARD HONEY SELTZER
DRY
SWEET
SOUR
5% ABV
SOUR
5% ABV
MADE MEAD
MADE MEAD

Website | Oceanside, CA | FOOD & BEVERAGE

## Terms

| | |
|---|---|
| **Equity**<br>Offering Type | **$7M**<br>Valuation |
| **$2.75**<br>Price per Share | **$137.50**<br>Min. Reservation |
| **Common**<br>Shares Offered | **TTW**<br>Offering |

RESERVE NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

*This Reg CF Test the Waters offering is made available through StartEngine Capital, LLC.*

Founded in 2010, Golden Coast Mead's mission is to light up people's lives and regenerate the Earth they rely on to produce its honey-based meads. Now, Golden Coast is breaking into the $4.4 billion hard seltzer market with its Hard Honey Seltzer. The end of 2020 saw the first release of this new product, which is already on the shelves of more than a dozen locations across Southern California.

Overview | Team | Terms | Updates | Comments | Follow

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

TTW Reserve shares early & Get exclusive perks RESERVE NOW

# Reasons to Invest

1. **Time tested:** Golden Coast Mead has been around for 10 years and has sold over $2.2 million dollars of mead since its founding

2. **Burgeoning opportunity:** The rapidly growing hard seltzer market was valued at $4.4 billion in 2019 and is projected to reach $6.5 billion by 2024

3. **Feelgood finances:** An investment in Golden Coast is an investment in their commitment

## Rewards

Get rewarded for investing more into Golden Coast Mead:

**$137+**
**Investment**
### StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

**$137+**
**Investment**
### TTW Reservation Perk
Invest during the Test The Waters offering and receive 10% Bonus Shares. The reservation perks are in addition to company-specific perks while the campaign is live.

3 to regenerative farming and pollinator protection



Reserve Shares

## In the Press

SHOW MORE

## Meet Our Team



### Frank Golbeck

Co-Founder, President, Paradeleader

*Frank has a passion for creating more joy, abundance and peace in the world through mutually beneficial partnerships. A creative, productive entrepreneur with a*



### Andrew Maffey

Chief Executive Officer

*Andrew Maffey has spent 10+ years in organizational leadership and is a seasoned hand with high growth Consumer Packaged Goods (CPG) Corporate excellence. His* *track record of recognized leadership and success, at this stage in his life he is focused on growing Golden Coast Mead into a regenerative force for good in the world.*

*most recent experience was with Boochcraft Hard Kombucha, having facilitated 2x growth year-over-year in revenue and a $4.2m raise for nationwide distribution as the Operations and Business Development Senior Principal.*

*His deep passion for Lighting Up People's Lives and Regenerating the Earth was foundational in his transfer to Golden Coast Mead in March of 2020, after already having been a Monthly Mead Club Member at Golden Coast Mead for 5 years.*



**Praveen Ramineni**

Co-Founder, Director

*Praveen thrives as an entrepreneur, leading by example as a steward of delivering world class craft experiences. As an active CEO, Praveen applies his strong business acumen to continue the growth and business development for Golden Coast Mead to its highest and best potential.*



**James Phillips**

Strategic Advisor

*A devoted conservationist, James has been a tremendous resource as an advisor to Golden Coast Mead. Over 40 years experience, including 20 years in New York City in the advertising and marketing industry. The most recent 20 years remaining active in stewarding long-term sustainable investments.*



**Felipe Witchger**

Director

*Felipe believes in the power of co-ops. He weaves his work at CPA Co-op with faith and impact investing leaders to build more connective tissue between different parts of our broader movement ecology.*

*Felipe organizes special workshops to unleash more productive capacity from our top leaders and catalyze new culture-changing possibilities.*



**Christopher Herr**

Director of Production

*Christopher is an integral part of Golden Coast Mead team, having developed a high level care in our Mead making. He is responsible for managing the developing, tuning, and implementing recipes. Successes have included developing a repeatable protocol for producing the company's sour meads and driving cycle time improvements as much as 30%.*

*Chris received a gold and silver for his Spiced Sour Mead and Orange Blossom Traditional Mead from the San Diego International Beer Festival.*



**Axel Eaton**

Director of Sales and Cross-Pollination

*Axel has strong business development across the nation, flexing a sincere professional connection with business-to-business sales with a Bachelor of Science Environmental Studies from University of California, Santa Barbara. Experienced team player with a demonstrated history of working in promotion with ecological design. Skilled in Public Speaking, Sales, Scientific Writing, Life Cycle Assessment, Environmental Stewardship, and leadership with a team.*



**Gary Lau**

Director of Events & Beekeeping

*Gary values include integrity, variety, efficiency, teamwork, and happiness. Gary is accountable to others in every action & expression of Golden Coast Mead's Events/Farmers Markets. Gary has proven his excellence in the Regenerative Beverage industry with over 3 years of experience directly with Golden Coast Mead. As a beekeeper, Gary cares for bees, domestic and wild, daily with world class care and candor; educating all who he comes in contact with.*



**Jolie Hubbard**

Marketing Manager

*Jolie is a veteran in the San Diego County beverage industry. She worked in many different environments to foster healthy growth in her communities. Her experience at Golden Coast Mead has used this experience to create and execute strategies that have cultivated a meaningful and successful brand.*



**Abigail Jay Patrick**

Tasting Room and Events Sales

*Abigail has proven her excellence in the beverage sales industry with a well-tailored skillset and years of experience in Farmers Markets and Mobile Events Sales. She has been intstrumental in increasing Golden Coast Mead's retail footprint in Ocean Beach confidence and jovial abundance.*



**Alexander Sharp**

Tasting Room Manager

*Xander has proven his excellence in the Regenerative Mead Ecosystem with a well-tailored skillset and over 2 years of experience in the Golden Coast Mead Oceanside Tasting Room. Additionally, he has increased the retail presence across the digital and table top gaming worlds with confidence and excitement.*



**Ben Sweeney**

Cellar Mead Maker/Chef

*Ben has 6 years of experience in Sales and Culinary innovation development as a Restaurant Chef. New to making Mead, he has already made an impact starting with cellar and brewing work. The next seasons of releases have a brighter future with him joining the Golden Coast Mead Production team.*

Offering Summary

| | |
|---|---|
| **Company** | Golden Coast Mead, Inc. |
| **Corporate Address** | 4089 Oceanside Blvd. Suite H, Oceanside, CA 92056 |
| **Offering Minimum** | $9,999.00 |
| **Offering Maximum** | $1,069,997.50 |
| **Minimum Investment Amount (per investor)** | $137.50 |

Terms

| | |
|---|---|
| **Offering Type** | Equity |
| **Security Name** | Common Stock |
| **Minimum Number of Shares Offered** | 3,636 |
| **Maximum Number of Shares Offered** | 389,090 |
| **Price per Share** | $2.75 |
| **Pre-Money Valuation** | $6,995,131.00 |

**Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus info below.*

*Any bonus shares received by an investor as a result of making a reservation in this Testing the Waters campaign and subsequently investing in an offering by the Company will be in addition to any bonus shares offered during the issuer's live offering. For example, if we offer 10% bonus shares for making a reservation in this Testing the Waters campaign, and then completing an investment in our live offering, and the live offering has an additional 10% bonus you are eligible for, if you purchase 100 shares, you will receive 120 shares instead (100 + 10 from your reservation + 10 from the live offering perk).*

*During the live offering, you will only receive the highest level bonus share perk you are eligible for.*

***TTW Reservation Perks****

Invest during the Test The Waters offering and receive 10% Bonus Shares. The reservation perks are in addition to company-specific perks while the campaign is live.

*** Note these perks do stack with the other live offering perks. The Company may provide additional perks based on different criteria if and when the offering campaign becomes live.*

***Live Offering Perks****

**All perks occur when the offering is completed.*

**The 10% StartEngine Owners' Bonus**

Golden Coast Mead, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.75 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $275. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Updates

Follow Golden Coast Mead to get notified of future updates!

## Comments (2 total)

Add a public comment...

0/2500

I'm not a robot

reCAPTCHA
Privacy - Terms

Post

**DEVIN BUCHHOLZ** 3 INVESTMENTS 3 months ago

Is there any data for this (potential) offering? Details PDF contain oddities (such as knight scope page) and SEC link has no data or filings.

**Andrew Maffey** - Golden Coast Mead 3 months ago

Hey There Devin - Welcome to the Golden Coast Mead Test-The-Waters Page. A more in-depth look into this offering will be provided upon filing our Form C with the SEC and formal launch with StartEngine.

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Golden Coast Mead is currently in the **Test the Waters Phase** for **Title III** investments.
Golden Coast Mead
Sunshine in a can
Reserve Now
HARD HONEY SELTZER
DRY
SWEET
SOUR
5% ABV
MADE MEAD
SOUR
5% ABV
MADE MEAD

**goldencoastmead**
San Diego, California

**goldencoastmead** #bignews #linkinbio

After 10 years of dreaming and working and figuring things out, we are stoked to say that we are ready to grow Golden Coast Mead to a nationally recognized leader in the mead world.

We have products that we love, which we can greatly expand, and that fill a niche that no one else is satisfying.

Our Hard Honey Seltzer is made from organic honey and is better (in my humble opinion) than any other product on the $4.4B hard seltzer market. We are opening over 5 new

Liked by **taylorgallegosart** and **59 others**

MARCH 21

Add a comment...

Post

Gmail

Andrew Maffey <andrew@goldencoastmead.com>

**What if you could own a part of the Regenerative Future?**

2 messages

**Golden Coast Mead** <frankgolbeck@goldencoastmead.com> Wed, Mar 17, 2021 at 4:05 PM
To: sales@goldencoastmead.com

Hello Friends in Mead!

10 years is a long time doing one thing. But when you love that thing, time flies.

After 10 years of dreaming and working and figuring things out, we are stoked to say that we are ready to grow Golden Coast Mead to a nationally recognized leader in the mead world.

We have products that we love, which we can greatly expand, and that fill a niche that no one else is satisfying.

Our Hard Honey Seltzer is made from organic honey and is better (in my humble opinion) than any other product on the $4.4B hard seltzer market. We are opening over 5 new accounts a week and we see a great opportunity to grow and profit.



start engine
Start Investing
Get Funding
Trade NEW
Blog
Frank G.
Golden Coast Mead is currently in the Test the Waters Phase for Title III investments.
Golden Coast Mead
Sunshine in a can
Reserve Now
Terms
Equity
Offering Type
$7M
Valuation
$2.75
Price per Share
$137.50
Min. Reservation
Common
Shares Offered
TTW
Offering
RESERVE NOW

We have a mission - to regenerate the apiculture industries nationally and globally - that we know is good for the world.

And, we intend to have a great time doing the work to make this vision real.

We want you to be a part of the journey.

We want you to own a part of the success that is to come.

Will you join us?

If you're a US Citizen, you can click this link below, sign up for Start Engine and reserve shares in Golden Coast Mead's first ever crowdfunding for equity campaign.

https://www.startengine.com/golden-coast-mead

We would love it if you invest as much as you can afford to lose, and not a bit more.

$137 is the starting point. There are perks if you invest more.

But what is better than owning a part of the next economy, the "whole-onomy" that regenerates the earth and human culture, in this case with sunlight you can drink?

Join us!

Cheers!

(And don't be shy about sharing with your friends after you reserve your shares! Thank you!)

Frank and the GCM Team


start engine
Start Investing
Get Funding
Trade NEW
Blog
Frank G.
Golden Coast Mead is currently in the Test the Waters Phase for Title III investments.
Golden Coast Mead
Sunshine in a can
Reserve Now
HARD HONEY SELTZER
DRY
SWEET
SOUR
SOUR
MADE MEAD
Terms
Equity
Offering Type
$7M
Valuation
$2.75
Price per Share
$137.50
Min. Reservation
Common
Shares Offered
TTW
Offering
RESERVE NOW

https://www.startengine.com/golden-coast-mead

---

Unsubscribe | Update your profile | 4089 Oceanside Blvd, Ste H, Oceanside, CA 92056

---

**Golden Coast Mead** <frankgolbeck@goldencoastmead.com> Wed, Mar 17, 2021 at 4:05 PM
To: "info@goldencoastmead.com" <info@goldencoastmead.com>

[Quoted text hidden]



Golden Coast Mead is currently in the Test the Waters Phase for Title III investments.
Golden Coast Mead
Sunshine in a can
Reserve Now
HARD HONEY SELTZER
DRY
SWEET
SOUR
5% ABV
MADE MEAD
SOUR
5% ABV
MADE MEAD

wemademead
Golden Coast Mead

...

wemademead #bignews #linkinbio

After 10 years of dreaming and working and figuring things out, we are stoked to say that we are ready to grow Golden Coast Mead to a nationally recognized leader in the mead world.

We have products that we love, which we can greatly expand, and that fill a niche that no one else is satisfying.

Our Hard Honey Seltzer is made from organic honey and is better (in my humble opinion) than any other product on the $4.4B hard seltzer market. We are opening over 5 new accounts a week and we see a great

Liked by gcmfrank and 17 others

MARCH 22

Add a comment... Post

Gmail

Andrew Maffey <andrew@goldencoastmead.com>

**What if you could own a part of the Regenerative Future?**

2 messages

**Golden Coast Mead** <frankgolbeck@goldencoastmead.com> Wed, Mar 17, 2021 at 4:05 PM

To: sales@goldencoastmead.com

Hello Friends in Mead!

10 years is a long time doing one thing. But when you love that thing, time flies.

After 10 years of dreaming and working and figuring things out, we are stoked to say that we are ready to grow Golden Coast Mead to a nationally recognized leader in the mead world.

We have products that we love, which we can greatly expand, and that fill a niche that no one else is satisfying.

Our Hard Honey Seltzer is made from organic honey and is better (in my humble opinion) than any other product on the $4.4B hard seltzer market. We are opening over 5 new accounts a week and we see a great opportunity to grow and profit.



start engine
Start Investing
Get Funding
Trade
NEW
Blog
Frank G.
Golden Coast Mead is currently in the Test the Waters Phase for Title III investments.
Golden Coast Mead
Sunshine in a can
Reserve Now
HARD HONEY SELTZER
DRY
SWEET
SOUR
SOUR
MADE MEAD
MADE MEAD
Terms
Equity
Offering Type
$7M
Valuation
$2.75
Price per Share
$137.50
Min. Reservation
Common
Shares Offered
TTW
Offering
RESERVE NOW

We have a mission - to regenerate the apiculture industries nationally and globally - that we know is good for the world.

And, we intend to have a great time doing the work to make this vision real.

We want you to be a part of the journey.

We want you to own a part of the success that is to come.

Will you join us?

If you're a US Citizen, you can click this link below, sign up for Start Engine and reserve shares in Golden Coast Mead's first ever crowdfunding for equity campaign.

https://www.startengine.com/golden-coast-mead

We would love it if you invest as much as you can afford to lose, and not a bit more.

$137 is the starting point. There are perks if you invest more.

But what is better than owning a part of the next economy, the "whole-onomy" that regenerates the earth and human culture, in this case with sunlight you can drink?

Join us!

Cheers!

(And don't be shy about sharing with your friends after you reserve your shares! Thank you!)

Frank and the GCM Team


start engine
Start Investing
Get Funding
Trade NEW
Blog
Frank G.
Golden Coast Mead is currently in the Test the Waters Phase for Title III investments.
Golden Coast Mead
Sunshine in a can
Reserve Now
DRY
SWEET
SOUR
SOUR
MADE MEAD
Terms
Equity
Offering Type
$7M
Valuation
$2.75
Price per Share
$137.50
Min. Reservation
Common
Shares Offered
TTW
Offering
RESERVE NOW

https://www.startengine.com/golden-coast-mead

---

---

**Golden Coast Mead** <frankgolbeck@goldencoastmead.com> Wed, Mar 17, 2021 at 4:05 PM
To: "info@goldencoastmead.com" <info@goldencoastmead.com>

[Quoted text hidden]

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Golden Coast Mead is currently in the **Test the Waters Phase** for **Title III** investments.
Golden Coast Mead
Sunshine in a can
Reserve Now
HARD HONEY SELTZER
DRY
SWEET
SOUR
5% ABV
SOUR
5% ABV
MADE MEAD
MADE MEAD

**goldencoastmead**
San Diego, California

**goldencoastmead** #bignews #linkinbio

After 10 years of dreaming and working and figuring things out, we are stoked to say that we are ready to grow Golden Coast Mead to a nationally recognized leader in the mead world.

We have products that we love, which we can greatly expand, and that fill a niche that no one else is satisfying.

Our Hard Honey Seltzer is made from organic honey and is better (in my humble opinion) than any other product on the $4.4B hard seltzer market. We are opening over 5 new

Liked by **taylorgallegosart** and **59 others**

MARCH 21

Add a comment...

Post


Golden Coast Mead is currently in the Test the Waters Phase for Title III investments.
Golden Coast Mead
Sunshine in a can
Reserve Now
DRY
SWEET
SOUR
SOUR
5% ABV
HARD HONEY SELTZER
MADE MEAD

wemademead
Golden Coast Mead

wemademead #bignews #linkinbio

After 10 years of dreaming and working and figuring things out, we are stoked to say that we are ready to grow Golden Coast Mead to a nationally recognized leader in the mead world.

We have products that we love, which we can greatly expand, and that fill a niche that no one else is satisfying.

Our Hard Honey Seltzer is made from organic honey and is better (in my humble opinion) than any other product on the $4.4B hard seltzer market. We are opening over 5 new accounts a week and we see a great

Liked by gcmfrank and 17 others

MARCH 22

Add a comment... Post